ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated April 9, 2010

UBS AG Autocallable Optimization Securities with Contingent Protection

Linked to the common stock of Ford Motor Company due on or about
April 21, 2011

Investment Description

UBS AG Autocallable Optimization Securities with Contingent Protection (the “Securities”) are senior unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) linked to the performance of the common stock of Ford Motor Company (the “underlying equity”) . The Securities are designed for investors who believe that the price of the underlying equity will increase during the Observation Period. The Securities will be called automatically if the underlying equity closes at or above the Starting Price on any Observation Date. You may lose up to 100% of your principal amount invested if the Securities have not been called and the underlying equity closes below the Trigger Price on the Final Valuation Date. You will receive a positive return on your Securities only if the underlying equity closes at a price equal to or above the Starting Price on any Observation Date, including the Final Valuation Date. Investing in the Securities involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection, is subject to the creditworthiness of the Issuer.

Features
☐	Tactical Investment Opportunity — If you believe the underlying equity will appreciate in value over the term of the Securities but are unsure about the exact timing or magnitude of the appreciation, the Securities provide a potential opportunity to generate returns based on this market view. The Securities will be automatically called for the principal amount plus an amount based on the Call Return if the closing price of the underlying equity on any Observation Date is equal to or greater than the Starting Price. If the Securities are not called, investors will have downside market exposure to the underlying equity at maturity, subject to the contingent protection feature.
☐	Contingent Protection Feature — If you hold the Securities to maturity, the Securities are not called on the Final Valuation Date and the underlying equity is above or equal to the Trigger Price on the Final Valuation Date, you will receive 100% of your principal, subject to the creditworthiness of the Issuer. If the underlying equity closes below the Trigger Price on the Final Valuation Date, your investment will be fully exposed to the negative Underlying Return.

Key Dates*

Trade Date	April 15, 2010
Settlement Date	April 20, 2010
Final Valuation Date	April 15, 2011
Maturity Date	April 21, 2011
*	Expected. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.
Security Offering

These preliminary terms relate to Securities linked to the common stock of Ford Motor Company. The Securities are offered at a minimum investment of 100 Securities at $10.00 per Security (representing a $1,000 investment), and integral multiples of $10.00 in excess thereof.

Underlying Equity	Call Return rate*	Starting Price*	Trigger Price	CUSIP	ISIN
Common Stock of Ford Motor Company	14.50% to 18.50%	•	65% of the Starting Price	90267C185	US90267C1852
*	Annualized. Actual Call Return rate and Starting Price to be determined on the Trade Date.

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms set forth in the Autocallable Optimization Securities with Contingent Protection (AOS CP) product supplement relating to the Securities, dated June 3, 2009, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-11 of the AOS CP product supplement relating to the Securities for risks related to an investment in the Securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS and are not FDIC insured.

Offering of Securities	Price to Public		Underwriting Discount		Proceeds to UBS
	Total	Per Security	Total	Per Security	Total	Per Security
Securities linked to the common stock of Ford Motor Company	$•	$10.00	$•	$0.125	$•	$9.875

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Securities that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	AOS CP Product supplement dated June 3, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000331/c151113_690360-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Autocallable Optimization Securities with Contingent Protection” or the “Securities” refer to the Securities that are offered hereby. Also, references to the “AOS CP product supplement” mean the UBS product supplement, dated June 3, 2009, and references to “accompanying prospectus” mean the UBS prospectus (Debt Securities and Warrants), dated January 13, 2009.

Investor Suitability

The Securities may be suitable for you if:

♦	You believe the underlying equity will not close below the Trigger Price, which is 65% of the Starting Price on the Final Valuation Date
♦	You believe the underlying equity will close at or above the Starting Price on one of the specified Observation Dates
♦	You are willing to hold securities that will be called on any Observation Date on which the underlying equity closes at or above the Starting Price, or you are otherwise willing to hold such securities to maturity, a term of 12 months
♦	You believe the underlying equity will remain stable for the term of the Securities and will close at or above the Starting Price on the Final Valuation Date
♦	You are willing to make an investment whose return is limited to the applicable Call Return, an annualized return of between 14.50% to 18.50%. The actual Call Return will be set on the Trade Date
♦	You do not seek current income from this investment and are not seeking an investment for which there will be an active secondary market
♦	You are willing to make an investment where you could lose some or all of your principal
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Securities

The Securities may not be suitable for you if:

♦	You believe the underlying equity will close below the Trigger Price, which is 65% of the Starting Price on the Final Valuation Date
♦	You seek an investment that is 100% principal protected
♦	You are not willing to make an investment in which you could lose up to 100% of your principal amount
♦	You seek an investment whose return is not limited to the applicable Call Return, an annualized return of between 14.50% to 18.50%. The actual Call Return will be set on the Trade Date
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to hold securities that will be called on any Observation Date on which the underlying equity closes at or above the Starting Price, or you are otherwise unable or unwilling to hold such securities to maturity, a term of 12 months
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings
♦	You seek current income from your investment
♦	You are unable or unwilling to assume the credit risk associated with the UBS, as Issuer of the Securities

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 5 of this free writing prospectus for risks related to an investment in the Securities.

Indicative Terms

Issuer	UBS AG, London Branch
Issue Price	$10.00 per Security
Term	12 months, unless earlier called
Underlying Equity	Ford Motor Company
Call Feature	The Securities will be called if the closing level of the underlying equity on any Observation Date is at or above the Starting Price
Observation Dates	Monthly, on or about May 17, 2010, June 15, 2010, July 15, 2010, August 16, 2010, September 15, 2010, October 15, 2010, November 15, 2010, December 15 2010, January 18, 2011, February 15, 2011, March 15, 2011 and April 15, 2011.[1]
Call Settlement Dates	Four business days following the applicable Observation Date
Call Return	If the Securities are called, you will receive on the applicable Call Settlement Date a cash payment per $10.00 principal amount of each Security equal to the Call Price for the applicable Observation Date. The Call Price will be based upon the applicable Call Return, at an annualized rate of between 14.50% to 18.50%[2]. The table below assumes a Call Return of 16.50% per annum.
Observation Date[3]	*Call Return (numbers below assume 16.50% per annum)	*Call Price (per $10.00)
May 17, 2010	1.375%	$10.14
June 15, 2010	2.750%	$10.28
July 15, 2010	4.125%	$10.41
August 16, 2010	5.500%	$10.55
September 15, 2010	6.875%	$10.69
October 15, 2010	8.250%	$10.83
November 15, 2010	9.625%	$10.96
December 15, 2010	11.000%	$11.10
January 18, 2011	12.375%	$11.24
February 15, 2011	13.750%	$11.38
March 15, 2011	15.125%	$11.51
April 15, 2011	16.500%	$11.65
*	Call Return and Call Price amounts have been rounded for ease of analysis

Payment at Maturity (per Security)	If the Securities are not called and the Ending Price is above or equal to the Trigger Price on the Final Valuation Date, you will receive a cash payment on the Maturity Date equal to $10.00 per $10.00 principal amount Security.[4]
If the Securities are not called and the Ending Price is below the Trigger Price on the Final Valuation Date, you will receive a cash payment on the Maturity Date equal to:
$10.00 × (1 + Underlying Return)
Accordingly, you may lose all or a substantial portion of your principal at maturity, depending on how much the underlying equity declines.

Underlying Return	Ending Price – Starting Price Starting Price
Trigger Price	65% of the Starting Price
Observation Period	The period commencing on (and including) the Trade Date and ending on (and including) the Final Valuation Date.
Starting Price	The closing price of the underlying equity on the Trade Date.
Ending Price	The closing price of the underlying equity on the Final Valuation Date.
Determining Payment upon a Call or at Maturity

Accordingly, you may lose some or all of your principal at maturity, depending on how much the underlying equity declines.

[1]	Subject to the market disruption event provisions set forth in the AOS CP product supplement beginning on page PS-24.
[2]	Actual Call Return to be determined on the Trade Date.
[3]	Expected. In the event that we make any changes to the expected Trade Date and Settlement Date, the Observation Dates may be changed.
[4]	Contingent protection is provided by UBS, as issuer, and, therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

Hypothetical Examples of How the Securities Perform

The examples below illustrate the payment upon a call or at maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions (the actual terms will be determined on the Trade Date; amounts have been rounded for ease of reference):

Principal Amount:	$10.00
Term:	12 months
Starting Price:	$12.50
Call Return:	16.50% per annum (or 1.3750% per month)
Observation Dates:	Monthly
Trigger Price:	$8.13 (which is 65.00% of the Starting Price)

Example 1 — Securities are Called on the First Observation Date

Closing Price at first Observation Date:	$15.00 (at or above Starting Price, Securities are called)
Call Price (per $10.00):	$10.14

Since the Securities are called on the first Observation Date, you will receive on the Call Settlement Date a total Call Price of $10.14 per $10.00 principal amount (1.3750% return on the Securities).

Example 2 — Securities are Called on the Final Valuation Date

Closing Price at first Observation Date:	$12.00 (below Starting Price, Securities NOT called)
Closing Price at second Observation Date:	$11.75 (below Starting Price, Securities NOT called)
Closing Price at third Observation Date:	$11.50 (below Starting Price, Securities NOT called)
Closing Price at fourth to eleventh Observation Date:	Various (all below Starting Price, Securities NOT called)
Closing Price at Final Valuation Date:	$15.00 (at or above Starting Price, Securities are called)

Call Price (per $10.00):	$11.65

Since the Securities are called on the Final Valuation Date, you will receive on the Call Settlement Date (which coincides with the maturity date in this example) a total Call Price of $11.65 per $10.00 principal amount (16.50% return on the Securities).

Example 3 — Securities are NOT Called and the Ending Price is above the Trigger Price on the Final Valuation Date

Closing Price at first Observation Date:	$12.00 (below Starting Price, Securities NOT called)
Closing Price at second Observation Date:	$11.75 (below Starting Price, Securities NOT called)
Closing Price at third Observation Date:	$11.50 (below Starting Price, Securities NOT called)
Closing Price at fourth to eleventh Observation Date:	Various (all below Starting Price, Securities NOT called)
Closing Price at Final Valuation Date:	$11.00 (below Starting Price, but above Trigger Price, Securities NOT called)

Call Price (per $10.00):	$10.00

At maturity, you will receive a total of $10.00 per $10.00 principal amount (a zero return on the Securities). The Securities are not called during the Observation Period and the Ending Price is above or equal to the Trigger Price on the Final Valuation Date.

Example 4 — Securities are NOT Called and the Ending Price is below the Trigger Price on the Final Valuation Date.

Closing Price at first Observation Date:	$12.00 (below Starting Price, Securities NOT called)
Closing Price at second Observation Date:	$11.75 (below Starting Price, Securities NOT called)
Closing Price at third Observation Date:	$8.00 (below Starting Price and Trigger Price, Securities NOT called)
Closing Price at fourth to eleventh Observation Date:	Various (all below Starting Price, Securities NOT called)
Closing Price at Final Valuation Date:	$6.25 (below Starting Price and Trigger Price, Securities NOT called)

Settlement Amount (per $10.00):	$10.00 × [1 + Underlying Return]
$10.00 × (1 – 50%)
$5.00

Since the Securities are not called and the Ending Price is below the Trigger Price on the Final Valuation Date, at maturity you will receive a total of $5.00 per $10.00 principal amount (a 50% loss on the Securities).

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing in any of the equities upon which the price of the underlying equity is based. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	You may lose some or all of your principal — The Securities do not guarantee any return of principal at maturity. The return on the Securities depends on the underlying equity closing at or above the Starting Price on an Observation Date. You will lose some or all of your principal if the Securities are not called and the Ending Price is below the Trigger Price on the Final Valuation Date.
♦	The call feature limits your potential return — The appreciation potential of the Securities as of any Observation Date is limited to the specified Call Price, regardless of the performance of the underlying equity. In addition, since the Securities could be called as early as the first Observation Date, the total return on the Securities could be significantly lower than the maximum potential Call Return.
♦	If your Securities are called, you may not be able to reinvest at comparable terms or returns.
♦	Contingent protection — The Securities provide principal protection only if the Ending Price is above or equal to the Trigger Price on the Final Valuation Date, and you hold the Securities to maturity. Contingent protection depends on the ability of UBS to satisfy its obligations as they come due.
♦	No interest payments — You will not receive any interest payments on the Securities.
♦	There may be little or no secondary market — The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Securities prior to maturity could be at a substantial discount from the initial price to public, and, as a result, you may suffer substantial losses.
♦	Owning the Securities is not the same as owning the underlying equity — The return on your Securities may not reflect the return you would realize if you actually owned the underlying equity. For instance, you will not receive or be entitled to receive any dividend payments or other distribution over the life of the Securities.
♦	Historical performance of the underlying equity should not be taken as an indication of the future performance of the underlying equity — The historical performance of the underlying equity should not be taken as an indication of the future performance of the underlying equity during the term of the Securities.
♦	Credit of UBS — The Securities are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any contingent protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities, and in the event UBS were to default on its obligations, you may not receive the contingent protection or any other amounts owed to you under the terms of the Securities.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the underlying equity; the volatility of the underlying equity; the dividend rate paid on the underlying equity; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial price to public since the initial price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Single stock risk — The price of the underlying equity can rise or fall sharply due to factors specific to that underlying equity and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	There is a high probability that either the underlying equity will close below the Trigger Price on the Final Valuation Date or that the Securities will be called — Recently, the underlying equity has experienced significant volatility. As a result, there is a high probability that the underlying equity will close below the Trigger Price on the Final Valuation Date, which will result in the loss of some or all of your investment. In addition, the high volatility of the underlying equity increases the likelihood that the Securities are called before the Final Valuation Date, resulting in a return lower than the maximum potential Call Return.
♦	Limited antidilution protection — Although the calculation agent will adjust the amount payable at maturity for certain corporate events affecting the underlying equity, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying equity. Consequently, this could affect the calculation of the Underlying Return, the market value of the Securities and the amount payable at maturity of the Securities. For more information, see the section “General Terms of the Securities — Antidilution Adjustments” beginning on page PS-26 of the AOS CP product supplement.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with return linked to the performance of the underlying equity may adversely affect the market price of the underlying equity and, therefore, the market value of the Securities.

♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the equity securities comprising the underlying equity, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of UBS, will determine whether the closing price of the underlying equity on the Final Valuation Date has fallen below the Trigger Price and the payment at maturity on the Securities. The calculation agent may postpone the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the value of the underlying equity or any equity security comprising the underlying equity, and therefore the market value of the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your tax situation.
Information about the Underlying Equity

All disclosures contained in free writing prospectus regarding the underlying equity are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the underlying equity contained in this free writing prospectus. You should make your own investigation into the underlying equity.

Included on the following pages is a brief description of the underlying equity issuer of the underlying equity. Thisinformation has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the underlying equity. The information given below is for the four calendar quarters in each of 2006, 2007, 2008 and 2009 and the first calendar quarter of 2010. Partial data is provided for the second calendar quarter of 2010. We obtained the closing price information set forth below from the Bloomberg Professional service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying equity as an indication of future performance.

The underlying equity is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the underlying equity with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the issuer of the underlying equity under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Ford Motor Company

According to publicly available information, Ford Motor Company (“Ford”) is a producer of cars and trucks. Ford and its subsidiaries also engage in other businesses, including financing vehicles. Ford operates in two sectors: Automotive and Financial Services. The Automotive sector includes the operations of Ford North America, Ford South America, Ford Europe, Volvo, and Ford Asia Pacific Africa segments. The Financial Services sector includes the operations of Ford Motor Credit Company and Other Financial Services. As of December 31, 2009, Ford's vehicle brands included Ford, Mercury, Lincoln, and Volvo, although Volvo is held for sale. Substantially all of Ford's cars, trucks and parts are marketed through retail dealers in North America, and through distributors and dealers (collectively, “dealerships”) outside of North America, the substantial majority of which are independently owned. In addition to the products Ford sells to its dealerships for retail sale, we also sell cars and trucks to our dealerships for sale to fleet customers, including daily rental car companies, commercial fleet customers, leasing companies, and governments. Through its dealer network and other channels, Ford provides retail customers with a wide range of after-sale vehicle services and products, including maintenance and light repair, heavy repair, collision, vehicle accessories and extended service warranty. Ford Motor Credit Company offers a wide variety of automotive financing products to and through automotive dealers throughout the world. The predominant share of Ford Credit’s business consists of financing Ford's vehicles and supporting its dealers. Information filed by Ford with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-03950, or its CIK Code: 0000037996. Ford’s website is http://www.ford.com. Ford’s common stock is listed on the New York Stock Exchange under the ticker symbol “F.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Ford, based on daily closing prices on the NYSE, as reported by Bloomberg L.P. The closing price of Ford on April 7, 2010 was $12.58. The historical performance of the underlying equity should not be taken as an indication of the future performance of the underlying equity during the term of the Securities.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$ 8.93	$ 7.55	$ 7.96
4/3/2006	6/30/2006	$ 7.95	$ 6.36	$ 6.93
7/3/2006	9/29/2006	$ 9.19	$ 6.19	$ 8.09
10/2/2006	12/29/2006	$ 9.03	$ 6.88	$ 7.51
1/3/2007	3/30/2007	$ 8.73	$ 7.51	$ 7.89
4/2/2007	6/29/2007	$ 9.49	$ 7.74	$ 9.42
7/2/2007	9/28/2007	$ 9.64	$ 7.50	$ 8.49
10/1/2007	12/31/2007	$ 9.20	$ 6.70	$ 6.73
1/2/2008	3/31/2008	$ 6.85	$ 5.11	$ 5.72
4/1/2008	6/30/2008	$ 8.48	$ 4.81	$ 4.81
7/1/2008	9/30/2008	$ 6.03	$ 4.17	$ 5.20
10/1/2008	12/31/2008	$ 4.55	$ 1.26	$ 2.29
1/2/2009	3/31/2009	$ 2.94	$ 1.58	$ 2.63
4/1/2009	6/30/2009	$ 6.41	$ 2.74	$ 6.07
7/1/2009	9/30/2009	$ 8.44	$ 5.35	$ 7.21
10/1/2009	12/31/2009	$ 10.20	$ 6.84	$ 10.00
1/4/2010	3/31/2010	$ 14.10	$ 10.28	$ 12.57
4/1/2010*	4/7/2010*	$ 12.77	$ 12.58	$ 12.58
*	As of the date of this free writing prospectus, available information for the second calendar quarter of 2010 includes data for the period from April 1, 2010 through April 7, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2010.

The graph below illustrates the performance of Ford from January 29, 1999 to April 7, 2010, assuming a Starting Price of $12.58, which was the closing price of Ford on April 7, 2010, and a Trigger Price of $8.18, equal to 65% of the Starting Price (the actual Starting Price and Trigger Price will be determined on the Trade Date).

Source: Bloomberg L.P.
Historical prices of the underlying equity should not be taken as an indication of future performance.

What are the Tax Consequences of the Securities?

The following is a general description of certain United States tax considerations relating to the Securities. It does not purport to be a complete analysis of all tax considerations relating to the Securities. Prospective purchasers of the Securities should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the Securities and receiving payments of interest, principal and/or other amounts under the Securities. This summary is based upon the law as in effect on the date of this free writing prospectus and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus and replaces the discussion under “Supplemental U.S. Tax Considerations” in the AOS CP Product Supplement. This discussion applies to you only if you hold your Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦	a dealer in securities,
♦	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
♦	a bank,
♦	a life insurance company,
♦	a tax-exempt organization,
♦	a person that owns Securities as part of a straddle or a hedging or conversion transaction for tax purposes, or
♦	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended, (the “Code”) its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Except as otherwise noted under “Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder.

You are a United States holder if you are a beneficial owner of Securities and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership holds the Securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Securities.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE SECURITIES SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE SECURITIES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR SECURITIES DESCRIBED BELOW AND AS TO THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS TO YOUR INVESTMENT IN YOUR SECURITIES. THE RISK THAT THE SECURITIES WOULD BE RECHARACTERIZED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AS INSTRUMENTS GIVING RISE TO CURRENT ORDINARY INCOME (EVEN BEFORE THE RECEIPT OF ANY CASH) AND SHORT-TERM CAPITAL GAIN OR LOSS (EVEN IF HELD FOR A PERIOD LONGER THAN ONE YEAR), IS HIGHER THAN WITH OTHER NON-PRINCIPAL-PROTECTED EQUITY-LINKED SECURITIES.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Securities as pre-paid derivative contracts with respect to the underlying equity and the terms of your Securities require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat your Securities for all tax purposes in accordance with such characterization. If your Securities are so treated, you should generally recognize capital gain or loss upon the sale, automatic call, redemption or maturity of your Securities in an amount equal to the difference between the amount realized at such time and your tax basis in the Securities. In general, your tax basis in your Securities would be equal to the price you paid for them. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held more than one year. The deductibility of capital losses is subject to limitations.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special ``constructive ownership rules” of

Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives in 2007 introduced a bill that, if enacted, would have required holders of Securities purchased after the bill were enacted to accrue interest income over the term of the Securities despite the fact that there would be no interest payments over the term of the Securities. It is not possible to predict whether a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Securities.

Alternative Treatments.  Because of the absence of authority regarding the appropriate tax characterization of your Securities, it is possible that the Internal Revenue Service could seek to characterize your Securities in a manner that results in tax consequences to you that are different from those described above.

For example, it is possible that your Securities could be treated as a cash settled put option written by you and a deposit in cash equal to the amount you have paid to secure your obligations under the put option. Under this characterization, if the securities are not called, you may realize short term capital loss on the Maturity Date, and upon a call of the Securities, a portion of the payment you receive may be considered attributable to interest or original issue discount on the deposit (which you may be required to accrue over the term of the Securities) with the balance being considered the amount realized for the Security upon which you may realize a short term capital gain (even if you held the Security for more than one year).

In addition, it is possible that your Securities could be treated as debt instruments subject to the special tax rules governing contingent debt instruments. If your Securities are so treated, you would be required to accrue interest income over the term of your Securities based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Securities. You would recognize gain or loss upon the sale, call, redemption or maturity of your Securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Securities. In general, your adjusted basis in your Securities would be equal to the amount you paid for your Securities, increased by the amount of interest you previously accrued with respect to your Security. Any gain you recognize upon the sale, call, redemption or maturity of your Securities would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your Securities, and thereafter, would be capital loss.

If your Securities are treated as a contingent debt instrument and you purchase your Securities in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of your Securities, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in Treasury Regulations governing contingent debt instruments. Accordingly, if you purchase your Securities in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

Alternatively, the Internal Revenue Service could seek to characterize your Securities in a manner that results in tax consequences to you that are different from those described above. For example, the Internal Revenue Service could possibly assert that (i) you should be treated as owning the underlying equity, (ii) you should be required to accrue interest income over the term of your Securities or (iii) any gain or loss that you recognize upon the call or maturity of your Securities should be treated as an ordinary gain or loss.

You should consult your tax advisor as to the tax consequences of such characterizations described above and any possible alternative characterizations of your Securities for U.S. federal income tax purposes.

Treasury Regulations Requiring Disclosure of Reportable Transactions.  Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the Securities or a sale of the Securities should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Securities or a sale of the Securities to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Securities.

Backup Withholding and Information Reporting.  If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

♦	any payments of proceeds including redemptions at maturity on Securities within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and
♦	the payment of the proceeds from the sale of Securities effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

♦	fails to provide an accurate taxpayer identification number,
♦	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or
♦	in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of Securities effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of Securities that is effected at a foreign office of a broker will generally be subject to information reporting and backup withholding if:

♦	the proceeds are transferred to an account maintained by you in the United States,
♦	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
♦	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.

In addition, a sale of Securities effected at a foreign office of a broker will generally be subject to information reporting if the broker is:

♦	a United States person,
♦	a controlled foreign corporation for United States tax purposes,
♦	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
♦	a foreign partnership, if at any time during its tax year:
♦	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
♦	such foreign partnership is engaged in the conduct of a United States trade or business.

Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Non-United States Holders.  If you are not a United States holder, you will not be subject to United States withholding tax with respect to payments on your Securities but you may be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Securities unless you comply with certain certification and identification requirements as to your foreign status.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	230,526	222,648
Total Debt	230,526	222,648
Minority Interest(2)	7,620	7,360
Shareholders’ Equity	41,013	39,612
Total capitalization	279,159	269,620

(1)	Includes Money Market Paper and Medium Term Securities as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust Preferred Securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96583 (the exchange rate in effect as of December 31, 2009).

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Securities at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Securities.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate Structured Products (“Structured Products”), UBS organizes its Structured Products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Securities are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection that may be offered on those products. This description should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Securities to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.